# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sintx Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1885 WEST 2100 STREET, SALT LAKE CITY, Utah (UT), 84119
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 632,633; sole dispositive power 0; shared dispositive power 632,633; aggregate amount beneficially owned 632,633 (9.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 502,092 shares of Common Stock, Class A Common Stock Warrants to purchase 502,092 shares of Common Stock and Class B Common Stock Warrants to purchase 502,092 shares of Common Stock. The Class A Common Stock Warrants and Class B Common Stock Warrants are subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on (a) 4,319,279 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 2026 and (b) 1,882,845 shares of Common Stock issued by the Issuer in a private placement on June 3, 2026, as reported in the Form 8-K filed by the Issuer on June 3, 2026.
- Lytton-Kambara Foundation: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 632,633; sole dispositive power 0; shared dispositive power 632,633; aggregate amount beneficially owned 632,633 (9.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 502,092 shares of Common Stock, Class A Common Stock Warrants to purchase 502,092 shares of Common Stock and Class B Common Stock Warrants to purchase 502,092 shares of Common Stock. The Class A Common Stock Warrants and Class B Common Stock Warrants are subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on (a) 4,319,279 shares of Common Stock outstanding as of May 8, 2026, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 2026 and (b) 1,882,845 shares of Common Stock issued by the Issuer in a private placement on June 3, 2026, as reported in the Form 8-K filed by the Issuer on June 3, 2026.

## Item 1. Issuer
Name of issuer: Sintx Technologies, Inc.
Address of issuer's principal executive offices: 1885 West 2100 South, Salt Lake City, UT 84119

## Item 2. Person Filing
Name of person filing:
Laurence W. Lytton

Lytton-Kambara Foundation
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 632,633

Foundation: 632,633
Percent of class:
Lytton: 9.99%

Foundation: 9.99%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 632,633

Foundation: 632,633
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 632,633

Foundation: 632,633

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W Lytton, Reporting Person (06/09/2026)
- Lytton-Kambara Foundation: /s/ Laurence W. Lytton, President (06/09/2026)